PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, December 21, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

CLOSING OF CARLOTA SALE

Cambior Inc. (TSX & AMEX : CBJ) is pleased to announce that it has closed the sale of its interest in the Carlota Copper Project ("Carlota") to Quadra Mining Ltd. ("Quadra"). Proceeds from the sale include $15 million in cash and eight quarterly gold deliveries of 6,250 ounces each commencing on March 31st, 2006.

From the cash proceeds, $1.0 million will be used for the payment of fees and expenses associated to this transaction and the balance will be added to the Company's cash position.

The final four quarterly gold payments may be deferred if Quadra is unable to begin construction by the first quarter of 2007. The Company may also receive up to $4.0 million in additional proceeds following an agreed 3,000 meters drilling program to confirm additional copper in defined areas at the Carlota Project.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the anticipated benefits for Cambior of the completion of the sale of the Carlota copper project and Cambior's use of proceeds thereof, the receipt of each deferred payment in gold on its due date, the eventual commencement of construction of the Carlota project and its impact on the timing of gold payments and the possible determination of additional copper reserves and its resulting additional cash consideration. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious and base metals, mining industry risks, risks associated with foreign operations, risks associated with the securing and maintaining of the relevant permits and authorizations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager - Investor Relations	Renmark Financial Communications
Tel.: (450) 677-0040	John Boidman
1-866-554-0554	Jason Roy
Fax: (450) 677-3382	Media - Cynthia Lane
E-mail: info@cambior.com	Tel. : (514) 939-3989
Website: www.cambior.com	www.renmarkfinancial.com

PR-2005-21